UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159101

(CUSIP Number)

Vasiliki Papaefthymiou

Navios Maritime Holdings Inc.

85 Akti Miaouli Street

Piraeus, Greece 185 38

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,875,851(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,875,851(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,875,851(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 47.4%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of Common Stock owned directly by Navios Maritime Holdings Inc. Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are directly owned by Navios Maritime Holdings Inc., which shares of preferred stock are only convertible after March 31, 2013 and only to the extent Navios Maritime Holdings Inc. beneficially owns less than 45.0% of the then-issued and outstanding shares of the Issuer’s Common Stock.

Page 1 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,628(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,628(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,502,628(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.0%(1)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of Common Stock owned directly by Amadeus Maritime S.A. of which Angeliki Frangou has beneficial ownership.

Page 2 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greek
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,902,628(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,902,628(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,902,628(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.5%(1)
14	TYPE OF REPORTING PERSON* IN

(1)	Represents 1,502,628 shares of Common Stock held directly by Amadeus Maritime S.A. of which Ms. Frangou is the beneficial owner and 400,000 shares of Common Stock held directly by Mr. Frangou.

Page 3 of 5 pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 9, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010 and Amendment No. 8 filed on July 20, 2011, all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 9.

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) of this Amendment No. 9.

Item 5. Interest in Securities of the Issuer

(a), (b) This Amendment No. 9 amends and restates Items 5(a) and (b) of the Schedule 13D as set forth below:

As of February 26, 2013, Holdings beneficially owned 35,875,851 shares (approximately 47.4%) of the Issuer’s Common Stock. Holdings has sole voting and dispositive power in respect of these shares.

On February 21, 2013, the Issuer completed a registered direct offering of 7,719,300 shares of its Common Stock at a price per share of $2.85, raising gross proceeds of approximately $22.0 million (the “Initial Direct Offering”). Following the Initial Direct Offering, Holdings’ interest in the Issuer decreased to 38.0%.

On February 26, 2013, the Issuer completed (i) a registered direct offering of 9,825,000 shares of its Common Stock at $2.85 per share, raising gross proceeds of approximately $28.0 million (the “Second Direct Offering” and, together with the Initial Direct Offering, the “Direct Offerings”) and (ii) a private placement to Holdings and certain members of management of the Company and its affiliates (the “Management Investors”) of 17,702,491 shares of Common Stock (the “Private Placement Shares”) at $2.85 per share, raising gross proceeds of $50.5 million (the “Private Placement”). The Private Placement was entered into through (i) a Securities Purchase Agreement with Holdings, in connection with the private placement of 17,544,300 of the Private Placement Shares and (ii) co-investment share subscription agreements with each of the Management Investors covering an aggregate of 158,191 of the Private Placement Shares.

On February 26, 2013, the Issuer also entered into a Registration Rights Agreement with Holdings and the Management Investors, providing Holdings and the Management Investors with standard demand and piggy back registration rights for the Private Placement Shares.

Following the Direct Offerings and the Private Placement, Holdings has 47.4% of the voting power and 52.2% of the economic interest in the Issuer. From March 30, 2011, the Issuer was considered as an affiliate entity of Holdings and is not a controlled subsidiary of Holdings. The investment in the Issuer is accounted for under the equity method based on Holdings’ 52.2% economic interest due to Holdings’ significant influence over the Issuer.

The Securities Purchase Agreement, as filed, was filed as Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on March 4, 2013 and is incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons, except with respect to the 1,502,628 shares of Common Stock owned by Amadeus of which Ms. Frangou is the beneficial owner.

(c) Item 5(c) to the Schedule 13D is amended by incorporating by reference the information set forth in Item 5(a) and (b) to this Amendment No. 9.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 5(a) and (b) to this Amendment No. 9.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 6-K filed by the Issuer on March 4, 2013)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2013		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Amadeus Maritime S.A.

	By:	/s/ Jose Silva
	Name:	Jose Silva
	Title:	President

/s/ Angeliki Frangou (individually)